                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                              Simon Worldwide, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   828815100
                                   ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2006
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

----------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 2 of 11 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EVEREST SPECIAL SITUATIONS FUND L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                  1,507,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,507,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,507,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 3 of 11 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MAOZ EVEREST FUND MANAGEMENT LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                  1,507,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,507,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,507,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 4 of 11 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELCHANAN MAOZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                  1,507,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              1,507,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,507,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 5 of 11 Pages
------------------------                                 -----------------------

                  The  following  constitutes  the  Schedule  13D  filed  by the undersigned (the "Schedule 13D").

Item 1.           SECURITY AND ISSUER.

         (a) Class of  Securities:  Common  Stock,  $.01 par value (the  "Common
Stock").

         (b) Issuer:  Simon Worldwide,  Inc., 5200 West Century  Boulevard,  Los
Angeles, California 90045 (the "Issuer").

Item 2.           IDENTITY AND BACKGROUND.

                  (a-c and f) The  persons  filing  this  statement  are Everest
Special Situations Fund L.P. ("Everest"),  a Delaware limited partnership,  Maoz
Everest Fund Management Ltd. ("MEFM"),  an Israeli company, and Elchanan Maoz, a citizen of Israel.  Everest,  MEFM and Elchanan Maoz are each referred to herein as a  "Reporting  Person"  and  collectively  as the  "Reporting  Persons".  The principal business address of Everest, MEFM and Elchanan Maoz is Platinum House,
21 Ha'arba'a Street, Tel Aviv 64739 Israel.

                  Everest is  primarily  engaged in the business of investing in securities.  The principal  business of MEFM is acting as the general partner of
Everest. The name, business address,  present principal occupation or employment and  citizenship of each executive  officer and director of MEFM is set forth on
Exhibit A hereto  which is  incorporated  herein  by  reference.  The  principal occupation of Elchanan Maoz is investing in securities.

                  Elchanan  Maoz is the Chairman of Everest and the  controlling stockholder, Chairman and Chief Executive Officer of MEFM. Elchanan Maoz is in a
position  to  directly  and  indirectly  determine  the  investment  and  voting decisions made by MEFM, and consequently Everest.

                  The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                  (d,  e)  During  the last five  years,  none of the  Reporting
Persons, nor to the best of their knowledge, any person listed on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)  or has  been a  party  to a civil  proceeding  of a  judicial  or administrative  body of  competent  jurisdiction  resulting  in its or his being subject to a judgment,  decree or final order enjoining  future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate purchase price,  including  commissions,  of the
1,507,000  shares of the Issuer's Common Stock  ("Shares")  purchased by Everest
and  reported  in  this  Schedule  13D  is  $398,805   (including  all  brokers'
commissions).  The Shares reported herein were purchased with Everest's  working capital.

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 6 of 11 Pages
------------------------                                 -----------------------

Item 4.           PURPOSE OF TRANSACTION.

                  Everest has been  following the Issuer for a while now and has
studied  its  assets,   financial  results,   public  statements  and  corporate
structure.  Everest purchased the Shares for investment  purposes and may at any time increase or decrease its position in the securities of the Issuer  through, among other things,  the purchase or sale of  securities on the open market,  in private  transactions  or otherwise,  on such terms and at such times as Everest may deem advisable.

                  Everest   believes   the  Issuer's   stock  is   substantially
undervalued  and  current  management  has  failed  to take any  steps to unlock shareholder  value.  Everest  believes  there may be a  significant  conflict of interest as a result of misspending  substantial  shareholder  money on salaries not  proportional  to the nature and size of the Issuer.  Everest also questions whether the  officers of the Issuer spend more than minimal time working for the
Issuer.  Everest  has all  intentions,  therefore,  hopefully  working  with the assistance  of the board of directors of the Issuer (the  "Board") and the other shareholders,  to change the  situation  for the  benefit  of all  shareholders.
Everest intends to review its investment in the Issuer on a continuing basis and engage in discussions  with  management  and the Board  concerning the business, operations and future plans of the Issuer. Everest believes that it is incumbent on the Board to quickly agree with Everest on a plan to immediately  cut current costs and either  liquidate the Issuer and distribute its assets to shareholders or  promptly  hire an  investment  bankers  who will sell the  Issuer to a third party. In the event the Issuer is not responsive to Everest's concerns,  Everest may in the future take such actions with respect to its investment in the Issuer
as  it  deems  appropriate   including,   without   limitation,   seeking  Board
representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization, ownership structure or operations of the Issuer, or changing its intention with respect to any and all matters referred to in Item 4

                  The Reporting  Persons  currently have no plans,  proposals or intentions  which would  result in any actions  described in clauses (a) through
(j) in Item 4 of the General  Instructions  of Schedule  13D except as set forth herein or such as would occur upon completion of the actions discussed above.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of March 7, 2006,  the Reporting  Persons may be deemed to own beneficially 1,507,000 Shares which constitutes approximately 9.0% of the
16,653,193  outstanding  shares of the Common  Stock  (based  upon the number of shares that were  reported to be  outstanding  in the Issuer's Form 10-Q for the fiscal  quarter  ended  September  30, 2005 filed with  Securities  and Exchange
Commission on November 14,  2005).  MEFM, by virtue of its status as the general partner  of  Everest,  may be  deemed to own  beneficially  the  Shares  held by
Everest.  Elchanan Maoz by virtue of his status as a controlling  stockholder of
MEFM,  the general  partner of Everest,  may be deemed to own  beneficially  the
Shares held by Everest.  MEFM and Elchanan Maoz disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

                  (b) By virtue of his positions with MEFM and Everest, Elchanan
Maoz has the sole  power to vote and  dispose  of the  Shares  reported  in this
Schedule 13D.

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 7 of 11 Pages
------------------------                                 -----------------------

                  (c)  Schedule A attached  hereto  sets forth the  transactions effected by Everest with respect to the Common Stock during the past sixty days.
Unless otherwise noted, all such  transactions were effected in the open market.
Except as reported  herein,  no other Reporting Person effected any transactions with respect to the Issuer's Common Stock during the past sixty days.

                  (d) To the best of each of the Reporting  Persons'  knowledge, except as set forth  herein,  no other  person  has the right to  receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common  Stock  which the  Reporting  Persons  may be deemed to own beneficially.

                  (e) Not applicable.

Item 6.           CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  Other  than  as  described  herein,  there  are no  contracts, arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A --      Directors  and  Executive  Officers  of Maoz
                                    Everest Fund Management Ltd.

                  Exhibit B --      Joint Filing Agreement dated March 7, 2006.

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 8 of 11 Pages
------------------------                                 -----------------------

                                   SCHEDULE A

                     TRANSACTIONS WITHIN THE PAST SIXTY DAYS

                              EVEREST TRANSACTIONS

       Date                     Price              No. of Shares Purchased
       ----                     -----              -----------------------
     2/21/2006                 $0.2500                     200,000
     2/22/2006                 $0.2500                     300,000
     2/23/2006                 $0.2500                     250,000
     2/27/2006                 $0.2500                     580,000
     3/1/2006                  $0.3000                      20,000
     3/2/2006                  $0.3500                      95,000
     3/3/2006                  $0.4364                      62,000

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 9 of 11 Pages
------------------------                                 -----------------------

                                   SIGNATURES
                                   ----------

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   March 7, 2006               EVEREST SPECIAL SITUATIONS FUND L.P.

                                     By:    Maoz Everest Fund Management Ltd.,
                                            its General Partner

                                     By:    /s/ Elchanan Maoz
                                            ------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     MAOZ EVEREST FUND MANAGEMENT LTD.

                                     By:    /s/ Elchanan Maoz
                                            ------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     /s/ Elchanan Maoz
                                     -------------------------------------------
                                     ELCHANAN MAOZ

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                    Page 10 of 11 Pages
------------------------                                 -----------------------

                                    EXHIBIT A
                                    ---------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        MAOZ EVEREST FUND MANAGEMENT LTD.

         The  name  and  present  principal  occupation  or  employment  of  the directors and executive  officers of Maoz Everest Fund  Management  Ltd. are set forth below.  The business  address of each  director and  executive  officer is
Platinum  House, 21 Ha' arba'a Street,  Tel Aviv 64739 Israel.  All such persons are citizens of Israel.

Name and Position                     Present Principal Occupation or Employment
-----------------                     ------------------------------------------

Elchanan Maoz, Chairman and           Chairman and Chief Executive Officer of Maoz
Chief Executive Officer               Everest Fund Management Ltd.

Shlomit Oren, Research Analyst        Research Analyst of Maoz Everest Fund
                                      Management Ltd.

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                    Page 11 of 11 Pages
------------------------                                 -----------------------

                                    EXHIBIT B
                                    ---------

                             JOINT FILING AGREEMENT

         In accordance  with Rule 13d-1(f) under the Securities  Exchange Act of
1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including  amendments thereto) with respect to the common stock, no par value, of Simon Worldwide,  Inc. and further agree that this Joint  Filing  Agreement be included as an Exhibit to such joint filing.  In evidence  thereof,  the  undersigned,  being duly  authorized,  have executed this Joint Filing Agreement this 7th day of March 2006.

                                     EVEREST SPECIAL SITUATIONS FUND L.P.

                                     By:    Maoz Everest Fund Management Ltd.,
                                            its General Partner

                                     By:    /s/ Elchanan Maoz
                                            ------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     MAOZ EVEREST FUND MANAGEMENT LTD.

                                     By:    /s/ Elchanan Maoz
                                            ------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     /s/ Elchanan Maoz
                                     --------------------------------
                                     ELCHANAN MAOZ